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                                    VocalTec

                 VocalTec Implements Organizational Changes and
                            Sets New Financial Goals

                  Actions Aimed at Better Serving Customers and
         Preserving Financial Flexibility in Difficult Market Conditions

FORT LEE, New Jersey - September 30, 2002 - VocalTec Communications Ltd. (Nasdaq: VOCL) (VocalTec) today announced management and organizational changes designed to create a leaner, more flexible organization to better serve existing customers, expand partnership opportunities and position the company for the business environment it foresees over the next several quarters.

Prompted by ongoing difficult market conditions, marked by customers reducing orders and delaying or canceling long term projects, VocalTec has undertaken a comprehensive review of its entire organization with particular focus on research and development. "It's clear that carriers' purchasing decisions are becoming increasingly short-term oriented with an emphasis on maximizing existing network deployments," said Elon Ganor, Chairman and CEO of VocalTec. "In this environment, we must manage our resources very carefully. We will continue our development of next gen packet telephony solutions, but we will be more selective about the projects we pursue."

In addition to scaling back long-range R&D efforts, the company is streamlining the management organization and reducing overhead in order to lower its breakeven point. VocalTec is eliminating a total of 70 positions, 56 of them in Israel. These initiatives will result in an organization of 149 people focused on extending the company's unique strengths while continuing to seek strategic alliances with vendors that have complementary capabilities. The company emphasized that no customers' current projects or business will be affected.

Together these moves will enable VocalTec to reduce quarterly operating expenses by approximately 41 percent from Q2 levels, and lower its breakeven revenue target to approximately $6.8 million per quarter.

By mutual agreement, Ira Palti, VocalTec's Chief Operating Officer, is leaving the company. Ganor will continue to head the management team, consisting of Hugo Goldman, Chief Financial Officer, Ami Tal, Executive Vice President Global Sales, Ariel Rabban, Vice President Corporate Development and Marketing, Robert Van Sickle, Vice President Sales Americas and Worldwide Sales Strategy, and Itzik Winshtein, Vice President Customer Services and Product.

The third quarter will include restructuring and other related charges totaling approximately $2.5 to $3.2 million, of which approximately $400,000 to $600,000 will represent a non-cash inventory write-off. Also, $200,000 to $300,000 of the

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restructuring   charges  will  be  a  non-cash  write-off  of  depreciation  and amortization on equipment and leasehold improvements. Approximately $1.3 to $1.4
million  of  the   restructuring   charge  consists  of  cash  expenditures  for
termination and other employee-related costs, with the balance of the cash portion, approximately $600,000 to $900,000, related to facilities and other items. The company expects that approximately $1.0 million of the cash expenditures related to the restructuring will be made in the fourth quarter, with the balance occurring over several quarters.

VocalTec expects revenues for the third quarter to be approximately $3.0 million and, including the restructuring charge, the company expects to report a per share loss of between $0.62 and $0.69. The company estimates that its cash plus the value of its ITXC holdings total approximately $21.5 million, and the company believes it has sufficient resources to reach profitability.

"There are still small pockets of strength in the overall dismal telecom environment. We've recently had significant initial and follow-on orders from emerging communications providers in India, Thailand and Africa. Also, we are excited about the progress in our relationship as the packet telephony equipment partner of T-Systems International Carrier Sales and Services unit. Several of their carrier customers have already implemented our joint turnkey packet telephony solution and we just finished presenting this solution to a group of over 100 carriers at an event in Berlin," noted Ganor. "In this environment, carriers definitely appreciate the importance of what we offer - the ability to have high-quality service up and running quickly with a modest initial investment, earn a return almost immediately, and know that the initial investment is fully protected by the ability to scale up as traffic builds."

Detlev Diessner, Senior Executive Vice President of T-Systems International Carrier Sales and Services said, "We chose VocalTec as our strategic partner for innovative VoIP solutions due to voice quality, scalability and extensibility, and unmatched SS7 support. We also chose them for non-technical reasons including their dedication to customer satisfaction and all-around responsiveness as an organization. We know we can count on VocalTec to anticipate the needs of its customers and adapt both their organization and their products to the market's evolving requirements."

About VocalTec VocalTec Communications Ltd. (VocalTec) is a leading telecom equipment provider of packet voice solutions for carriers and service providers. As an innovator and provider of Internet telephony solutions since 1995, VocalTec offers a highly evolved revenue-generating product line. With a customer base including the China Telecom PTAs, Deutsche Telekom, ITXC and NTT Communications, our multi-service solutions are commercially deployed in more than 100 countries, powering 20% of the world's revenue-generating international VoIP minutes.

VocalTec offers field-proven network services solutions including international and national long distance calling, exchange carrier services and trunk replacement, as well as global hosted services including voice VPN, conferencing, global call center and calling card services. The VocalTec Softswitch Architecture is a modular, carrier-grade, standards-based multi-protocol platform that integrates the benefits of SIP, MGCP and H.323 technologies.
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Learn more about our products and solutions at www.vocaltec.com.


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NOTE: VocalTec is a registered  trademark of VocalTec  Communications Ltd. Other trademarks are the property of their respective holders. Certain statements contained in this release may contain forward-looking information with respect to plans, projections or the future performance of VocalTec Communications or any of its subsidiaries or businesses or any of its customers, the occurrence of which involves certain risks and uncertainties, including, but not limited to, product and market acceptance risks, the impact of competitive pricing, competitive products, implementation of cost reduction plans, fluctuations in
market  demand,   product  development,   commercialization   and  technological
difficulties, and other risks detailed in the Company's reports filed from time to time with the Securities and Exchange Commission. VocalTec Communications is under no obligation to (and expressly disclaims any such obligation to) update or alter its forward-looking statements whether as a result of new information, future events or otherwise.

For questions or further information, please contact:

Carmen Deville
Investor Relations for VocalTec
Tel: 201-228-7000 x 6208
carmen@vocaltec.com

Jennie Tinkelman
LNS Communications
Public Relations for VocalTec
Tel:  617-577-9777
jennie@LNScom.com
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